Filed by DHC Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: DHC Acquisition Corp.

Commission File No.: 001-40130

BEN Will Add Former FTC Chairman, Jon Lieibowitz, as Independent Board Member in Connection with the Close of its Business Combination

Consumer Protection Policy Pioneer to Guide BEN’s Development of AI Use Cases for Consumers and Professionals

JACKSON, WY – February 15, 2024 – Brand Engagement Network (“BEN”), an emerging provider of personalized customer engagement AI technology and human-like AI avatars, today announced that it intends to appoint Jon Leibowitz as an independent board member in connection with the consummation of its business combination. As former chairman of the United States Federal Trade Commission (“FTC”), Leibowitz has a deep understanding of consumer protection policies and a history of regulating technologies that directly impact consumers’ relationships with businesses, especially artificial intelligence (“AI”).

“Jon Leibowitz’s confidence in BEN’s technology attests to the potential of AI-driven solutions to improve customer relations and experiences,” said Michael Zacharski, CEO of BEN. “We believe his vast experience with consumer protection and deep understanding of technology’s role in ensuring privacy will be instrumental to our ongoing growth and development.”

BEN believes Leibowitz’s expertise in AI, business ethics and consumer protection will help to guide BEN’s strategy as the company continues to develop and launch AI solutions that solve specific challenges for consumers and professionals across various industries. In September, 2023, BEN announced that it entered into a definitive agreement to merge with DHC Acquisition Corp. (Nasdaq: DHCA) (“DHC”), a special purpose acquisition company (“SPAC”) focused on technology, to become a publicly traded company on NASDAQ.

Throughout decades of experience as a legal practitioner, Leibowitz has not only directed regulatory policy as chariman of the FTC, but also acted as counsel to U.S. senators and served as an antitrust partner at Davis Polk & Wardwell, a global business law firm serving clients across various industries, including media and technology. Leibowitz is a long-time advocate for antitrust regulation and for robust consumer protection and privacy laws. He recently testified before Congress on “Safeguarding Data and Innovation: Building The Foundation for The Use of Artificial Intelligence.”

“BEN’s technology is developing the inspiring capabilities of providing accurate information to customers at the precise moment it’s needed, while also protecting the privacy of consumers in those interactions,” said Jon Leibowitz. “I’m delighted to be joining BEN as an independent board member because of the company’s mission to improve business-to-customer communication, with the foundational tenet of respecting consumer privacy.”

For more information about BEN and how the company is helping organizations and consumers across various industries, please visit: https://beninc.ai/.

About BEN

BEN (Brand Engagement Network) is a leading provider of conversational AI technology and human-like AI avatars headquartered in Jackson, WY. BEN delivers highly personalized, multi-modal (text, voice, and vision) AI engagement, with a focus on industries where there is a massive workforce gap and an opportunity to transform how consumers engage with networks, providers, and brands. The backbone of BEN’s success is a rich portfolio of conversational AI applications that drive better customer experience, increased automation and operational efficiencies. BEN seeks to partner with companies with complementary capabilities and networks to enable meaningful business outcomes.

For more information about BEN, please visit: https://beninc.ai/

About DHC Acquisition Corp.

DHC Acquisition Corp. (Nasdaq: DHCA) is a SPAC focused on partnering with an innovative technology company. DHC’s mission is to invest in companies which are charting the future of how humans and business interact at the last mile, spanning enterprise infrastructure, industrial IoT, automation, retail and E-commerce infrastructure, automotive, and aerospace. We endeavour to enable the applications of innovative technology and business models which bring goods, people, or information to its final destination.

DHC’s approach to business is based on teamwork, integrity and quiet professionalism, qualities we learned during our extensive training in the military. We bring our unique hybrid experience and our values into the corporate world, building high performing teams in a range of specialized industries: technology, consumer, aviation, defense, automotive, investment banking, capital markets, and asset management. Our collective experience includes: >25 years as CEOs of public companies, 8 companies founded, 13 companies acquired, and >55 years in military leadership.

Important Information About the Business Combination and Where to Find It

In connection with the BEN’s announcement of its intent to go public via a merger with DHC Acquisition Corp. (“DHC”) (the “Business Combination”), DHC has filed a registration statement on Form S-4 (the “Form S-4”) with the Securities and Exchange Commission (“SEC”), which was declared effective by the SEC on February 14, 2024. DHC has mailed a definitive proxy statement (the “Proxy Statement”) and other relevant documents to shareholders of DHC as of the record date established for voting on the Business Combination. DHC’s shareholders and other interested persons are advised to read the Proxy Statement and any amendments thereto and documents incorporated by reference therein filed in connection with the Business Combination, as these materials contain important information about DHC, BEN and the Business Combination. INVESTORS ARE URGED TO READ THE PROXY STATEMENT AND OTHER RELEVANT MATERIALS CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT DHC, BEN AND THE BUSINESS COMBINATION. Shareholders can also obtain copies of the Proxy Statement, and other documents filed with the SEC that will be incorporated by reference therein, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: DHC Acquisition Corp., 1900 West Kirkwood Blvd, Suite 1400B, Southlake, TX 76092 or by emailing chris@integrity.partners.

Participants in the Solicitation

DHC, BEN and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from DHC’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Business Combination has been set forth in the Form S-4. Certain information regarding the directors and executive officers of DHC is contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2022. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that are not historical facts, and involve risks and uncertainties that could cause actual results of DHC and BEN to differ materially from those expected and projected.

These forward-looking statements can be identified by the use of forward-looking terminology, including the words “believes,” “estimates,” “anticipates,” “expects,” “intends,” “plans,” “may,” “will,” “potential,” “projects,” “predicts,” “continue,” or “should,” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include, without limitation, statements regarding the potential of AI-driven solutions to improve customer relations and experiences; the ability of Mr. Leibowitz’s (i) experience with consumer protection and deep understanding of technology’s role in ensuring privacy to be instrumental to BEN’s ongoing growth and development and (ii) expertise in AI, business ethics and consumer protection to help to guide BEN’s strategy; and DHC’s and BEN’s ability to complete the Business Combination on the terms and timeline set forth in the Proxy Statement or at all.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside DHC’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the inability of the Parties to successfully or timely consummate the Business Combination; the risk that the Business Combination may not be completed by DHC’s business combination deadline and the potential failure to obtain an extension of the Business Combination deadline by DHC; failure to realize the anticipated benefits of the Business Combination; risks relating to the uncertainty of the projected financial information with respect to BEN; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive transaction agreement; BEN’s history of operating losses; BEN’s need for additional capital to support its present business plan and anticipated growth; technological changes in BEN’s market; the value and enforceability of BEN’s intellectual property protections; BEN’s ability to protect its intellectual property; BEN’s material weaknesses in financial reporting; and BEN’s ability to navigate complex regulatory requirements; the ability to maintain the listing of DHC’s securities on a national securities exchange; the ability to implement business plans, forecasts, and other expectations after the completion of the Business Combination; the effects of competition on BEN’s business; the risks of operating and effectively managing growth in evolving and uncertain macroeconomic conditions, such as high inflation and recessionary environments; and continuing risks relating to the COVID-19 pandemic. The foregoing list of factors is not exhaustive.

DHC and BEN caution that the foregoing list of factors is not exclusive. DHC and BEN caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. None of BEN nor DHC undertakes nor accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based. Further information about factors that could materially affect DHC, including its results of operations and financial condition, is set forth under “Risk Factors” in Part I, Item 1A of DHC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of BEN or DHC or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

BEN Contacts

Investors:

Ryan Flanagan, ICR

ryan.flanagan@icrinc.com

Media:

Dan Brennan, ICR

dan.brennan@icrinc.com